EXHIBIT 21

Subsidiaries of First US Bancshares, Inc.

Name of Subsidiary	State of Organization

First US Bank	Alabama

Acceptance Loan Company, Inc. (subsidiary of First US Bank)	Alabama

FUSB Reinsurance, Inc. (subsidiary of First US Bank)	Arizona